UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

RULE 13E-3 TRANSACTION STATEMENT UNDER

SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 4

Asia Satellite Telecommunications Holdings Limited

(Name of Subject Company)

Asia Satellite Telecommunications Holdings Limited

AsiaCo Acquisition Ltd.

Able Star Associates Limited

GE Capital Equity Investments, Inc.

Bowenvale Limited

CITIC Group

General Electric Capital Corporation

(Names of Filing Persons)

Ordinary Shares, par value HK$0.10 per share

American Depositary Shares, each representing 10 Ordinary Shares

(Title of Class of Securities)

763991-02-3 (Ordinary Shares)

04516X106 (American Depositary Shares)

(CUSIP Number of Class of Securities)

Catherine Chang Asia Satellite Telecommunications Holding Limited 17th Floor, The Lee Gardens 33 Hysan Avenue Causeway Bay, Hong Kong Tel: 011 852 2500 0888	Kenneth Ko AsiaCo Acquisition Ltd. Room 2118, Hutchison House 10 Harcourt Road Hong Kong Tel: 011 852 2861 2727

with copies to

Mark S. Bergman Paul, Weiss, Rifkind, Wharton & Garrison LLP	Lawrence Vranka, Jr. Scott I. Sonnenblick Linklaters	Joseph T. Verdesca Weil, Gotshal & Manges LLP 767 Fifth Avenue

Alder Castle, 10 Noble Street London, EC2V 7JU United Kingdom Tel: +44 20 7367 1601	1345 Avenue of the Americas New York, NY 10105 Tel: (212) 903-9000	New York, NY 10153 Tel: (212) 310-8000

(Names, Addresses, and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of Filing Persons)

This statement is filed in connection with (check the appropriate box):

☐ a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1933.

☐ b.	The filing of a registration statement under the Securities Act of 1933.

☐ c.	A tender offer.

☒ d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$ 284,191,169	$8,724.67

*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 121,360,500 Scheme Shares (either directly or in the form of American Depositary Shares, each representing ten Ordinary Shares), par value HK$0.10 per share, of Asia Satellite Telecommunications Holdings Limited, which represents all shares outstanding on the date hereof and not owned by Bowenvale Limited, at a purchase price of HK$18.30 per Ordinary Share or HK$183.00 per ADS, net in cash, converted to US dollars using an exchange rate of HK$7.8148 to US$1.00, the noon buying rate in New York City for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York on March 14, 2007.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, equals 0.00003070 of the transaction valuation.

☑ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID: $8,724.67

FORM OR REGISTRATION NO.: Schedule 13E-3

FILING PARTY: AsiaCo Acquisition Ltd.

DATE FILED: March 20, 2007

This Amendment No. 4 amends the Schedule 13E-3 initially filed by (1) Asia Satellite Telecommunications Holdings Limited; (2) AsiaCo Acquisition Ltd.; (3) Able Star Associates Limited; and (4) GE Capital Equity Investments, Inc., with the Securities and Exchange Commission on March 20, 2007, as amended by Amendment No. 1 filed on March 21, 2007, Amendment No. 2 filed on April 4, 2007, and Amendment No. 3 filed on April 16, 2007. Unless otherwise defined herein, all capitalized terms shall have the meaning given to them in the Schedule 13E-3, filed on March 20, 2007, and the Scheme Document filed as an exhibit thereto.

Item 8. Fairness of the Transaction.

Item 8 of Schedule 13E-3 is hereby amended by revising each of the paragraphs indicated below by replacing the disclosure where indicated with the replacement text as follows:

Page 51, 1st two sentences of the 1st paragraph of “1.3.1 The Offeror”:

“The views of the Offeror, its shareholders Able Star and GE Equity, and Bowenvale, CITIC Group and GECC, as to the fairness of the Scheme and the Proposals should not be construed as a recommendation to any AsiaSat Shareholder, ADS Holder or Optionholder as to how that security holder should vote on the proposal to adopt the Scheme. The Offeror, Able Star, GE Equity, Bowenvale, CITIC Group and GECC have interests in the Scheme and the Proposals different from, and in addition to, those of the AsiaSat Shareholders, ADS Holders and Optionholders.”

Page 51, 1st sentence of the 2nd paragraph of “1.3.1 The Offeror”:

“The Offeror, Able Star, GE Equity, Bowenvale, CITIC Group and GECC believe that the Proposals are substantively and procedurally fair to the Scheme Shareholders (including without limitation the ADS Holders) based on the following factors:”

Page 53, 1st paragraph:

“The Offeror, Able Star, GE Equity, Bowenvale, CITIC Group and GECC implicitly considered the “going concern” value of AsiaSat by taking into account, as discussed above, AsiaSat’s current and anticipated business, financial conditions, results and operations and prospects, expectations of profitability, and other forward-looking matters.”

Page 53, 2nd paragraph:

“The liquidation value of AsiaSat was not considered a factor because AsiaSat will continue to operate as a subsidiary of the Offeror and Bowenvale after completion of the transactions. In addition, the Offeror, Able Star, GE Equity, Bowenvale, CITIC Group and GECC did not consider any other potential offers made by any unaffiliated third parties with respect to any tender offer, merger, consolidation, sale of assets or other sales of AsiaSat, as (i) they were not aware of any such offers and (ii) the Offeror, Able Star, GE Equity, Bowenvale, CITIC Group and GECC understand that it is CITIC Group’s intention to maintain its significant shareholding in the Company, which would make it unlikely that any such offers would be able to succeed without CITIC Group’s consent. Furthermore, if any third party were to make a competing offer for the privatisation of AsiaSat, such competing offer would not succeed without the acceptance by Bowenvale and parties acting in concert with it. As stated in the Announcement, it is the understanding of the Offeror, Able Star, GE Equity, Bowenvale, CITIC Group and GECC that Bowenvale has no intention to accept any competing offer and it is unlikely that another offeror would make an offer to the public shareholders to acquire the public float at a price higher than the Share Offer Price or the Possible MGO Share Offer Price.”

Page 53, 1st paragraph of “1.3.2 Additional Matters”:

“In view of the many considerations, the Offeror, Able Star, GE Equity, Bowenvale, CITIC Group and GECC did not find it practical to, and did not, quantify or otherwise assign weighting to the specific factors considered. These factors are not intended to be exhaustive but include the material factors considered by the Offeror, Able Star, GE Equity, Bowenvale, CITIC Group and GECC.”

Page 53, 2nd sentence of the 2nd paragraph of “1.3.2 Additional Matters”:

“The Offeror, Able Star, GE Equity, Bowenvale, CITC and GECC have not made any provisions to grant Scheme Shareholders or ADS Holders access to their corporate files or obtain any counsel or to provide appraisal services to Scheme Shareholders or ADS Holders and do not have any intention of doing so in the future.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

By:	/s/ William Wade
Name: William Wade Title: Deputy Chief Executive Officer Date: April 18, 2007

ASIACO ACQUISITION LTD.

By:	/s/ Mark Chen	/s/ Kenneth Ko
	Name: Mark Chen Title: Director Date: April 18, 2007	Kenneth Ko Director

ABLE STAR ASSOCIATES LIMITED

By:	/s/ Kenneth Ko
Name: Kenneth Ko Title: Director Date: April 18, 2007

GE CAPITAL EQUITY INVESTMENTS, INC.

By:	/s/ Ronald J. Herman, Jr.
Name: Ronald J. Herman, Jr. Title: President Date: April 18, 2007

BOWENVALE LIMITED

By:	/s/ Mark Chen	/s/ Kenneth Ko
	Name: Mark Chen Title: Director Date: April 18, 2007	Kenneth Ko Director

CITIC GROUP

By:	/s/ Mi Zeng Xin
Name: Mi Zeng Xin Title: Director Date: April 18, 2007

GENERAL ELECTRIC CAPITAL CORPORATION

By:	/s/ Ronald J. Herman, Jr.
Name: Ronald J. Herman, Jr. Title: Vice President Date: April 18, 2007